DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/14/08

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP 			a[ ]
      b[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) [x]

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
1,932,519

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,932,519

10. SHARED DISPOSITIVE POWER
0

 11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,932,519

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
9.37%

14. TYPE OF REPORTING PERSON
IA

This statement constitutes amendment No.3 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on March 19, 2008. Except as specifically set forth herein, the Schedule 13D remains unmodified.



Item 5 is amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR dated March 31, 2008 there were 20,628,363 shares of common stock outstanding. The percentage set forth in item 5 was derived using such number.

a) BIG P and other accounts managed by Phillip Goldstein beneficially own an aggregate of 1,932,519 shares of PIF or 9.37% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) During the past 60 days the following shares of PIF were purchased, unless previously reported (there were no sales):

Trade date	# shares	Price ($)
7/24/08		100		12.35
7/24/08		1,600		12.38
7/24/08		10,000		12.49
7/25/08		2,400		12.36
7/25/08		3,100		12.41
7/28/08		600		12.48
7/29/08		10,700		12.50
7/30/08		200		12.50
8/05/08		2,600		12.58
8/05/08		3,000		12.59
8/06/08		3,176		12.49
8/06/08		7,600		12.49
8/07/08		9,000		12.43
8/07/08		3,000		12.48
8/08/08		7,200		12.42
8/08/08		5,000		12.44
8/08/08		140		12.39
8/11/08		2,100		12.50
8/12/08		3,200		12.50
8/13/08		5,600		12.51
8/14/08		102,100		12.50
8/15/08		30,100		12.48
8/18/08		4,800		12.56
8/19/08		5,600		12.50
8/19/08		3,000		12.50
8/20/08		4,900		12.50





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.
e) NA



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/22/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP